

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2010

Gregory J. Peterson
Vice President, Controller, Chief Accounting Officer
Southwest Gas Corporation
5241 Spring Mountain Road
Post Office Box 98510
Las Vegas, Nevada 89193-8510

>   **Re: Southwest Gas Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 18, 2010**
>   **File No. 001-07850**

Dear Mr. Peterson:

        We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director